Exhibit 99.2

Hi everyone,

My name is Michael Jerch, and I am a specialist on the Masterworks acquisitions team.

Our latest offering is a painting by KAWS titled, “xCxHxUxMx.” This work is a great example of the artist’s iconic character paintings, executed on a shaped canvas, which depicts xCxHxUxMx, the artist’s reinterpretation of the Michelin Man.

KAWS has become a global phenomenon, known for his appropriation of pop culture iconography. From 2008 to 2019, the artist was represented by Perrotin gallery, who mounted nine solo exhibitions across international locations, and he is currently represented by Skarstedt gallery. The artist has also been the subject of several international exhibitions, including “KAWS: DOWN TIME” at the High Museum of Art in Atlanta, GA, the 2020 collaboration with Acute Art titled “EXPANDED HOLIDAY,” which was a two week-long exhibition of virtual reality artworks and took place simultaneously in twelve major cities across the world.

Major retrospectives for the artist have also occurred at the National Gallery of Victoria in Melbourne, Australia in 2019 and the Brooklyn Museum in New York in 2021. This global recognition has also translated to commercial success. Per Artprice, in 2021, KAWS was ranked in the top 70 artists, with total auction turnover of over $30 million, inclusive of buyer’s premium.

To find potential investment opportunities by the artist, our acquisitions team is actively sourcing works by KAWS, and has been offered over 90 examples from around the world, some of which are priced in excess of $2 million. Of these 90 works, we have carefully selected five to be offered on the Masterworks platform.

As of June 2022, the top auction records for xCxHxUxMx paintings are led by “xCxHxUxMx (KCB7)” (2012), which is larger than the Painting, sold for $2.4 million at Christie’s, New York on November 15, 2018, followed by “xCxHxUxMx (KC07)” (2016), which is of similar size to the Painting and sold for $855,000 at Christie’s, New York on November 14, 2019.

Between the year ending December 31, 2017 and the year ending December 31, 2021, 268 paintings by KAWS were sold at auction for over $116 million. From the year ending December 31, 2017 to the year ending December 31, 2021, total auction sales, excluding buyer’s premium, have increased by 32.1% annually, on average, and average hammer prices increased by 27.8% annually, on average.

Overall, Masterworks’ “track record” across all of our investment vehicles is 14.3%, net of fees, on an annualized basis through March 31st, 2022.

Investing involves risk and past price performance is not indicative of future results. Diversification and asset allocation do not ensure profit or guarantee against loss. There are significant differences between art and other asset classes. Investing involves risk, including loss of principal. Before investing in our offering, please be sure to carefully review the Offering Circular and see important Regulation A disclosures at masterworks dot io slash cd.